25 February 2000

Ref: 15/00

BHP TO SPIN-OUT LONG PRODUCTS BUSINESS

The Broken Hill Proprietary Company Limited (BHP) today announced it intended to give effect to the decision to divest its Long Products business by spinning out the new entity to its shareholders in the second half of calendar 2000.

The new company will be led by Bob Every as Managing Director and Chief Executive Officer, effective from 1 March. Dr Every is currently President BHP Steel and has a strong track record managing an independent steel business, having been Managing Director of Tubemakers when that company was acquired by BHP in 1996, and CEO of Steel and Tube Holdings in New Zealand.

BHP Managing Director and Chief Executive Officer Paul Anderson said: "Divesting the Long Products business through a spin-out will result in maximum total value to BHP shareholders. BHP's significantly improved earnings and cash flow, and Bob Every's decision to lead the business, make the option of a spin-out attractive."

"The decision means that the Long Products business, Australia's leading manufacturer of steel long products, pipe, tube and structural products as well as the country's leading metal distributor, will remain an integrated, highly competitive operation.

"Dr Every won strong respect in senior management roles at Tubemakers prior to the BHP takeover. He has since led the reorganisation of BHP Steel. Dr Every has a clear vision and purpose and the ability to develop disciplined management for the new independent long products business. He will be a strong and experienced leader for that business."

An interim Board comprising BHP executives will be appointed pending appointment of an independent Chairman and Directors at the earliest date possible. Dr Every will be supported in his new role by Bernard Carrasco as Chief Financial Officer. Mr Carrasco is currently Vice President Business Development BHP Steel.

BHP intends to spin-out the new entity through a pro-rata distribution to its shareholders. This would occur through a Scheme of Arrangement and Capital Reduction following shareholder and court approval. BHP shareholders would be given the option to either retain the new shares or sell the shares through a sale facility prior to the shares being listed.

The Long Products business employs about 7 000 people across all Australian States and New Zealand. It has annual sales of about $2.8 billion and steelmaking capacity of 1.8 million tonnes per annum.

Mr Anderson acknowledged the work of Lance Hockridge and his management team who have managed the business very successfully through the due diligence period.

Kirby Adams has been appointed President BHP Steel to replace Dr Every, effective from 1 March. Mr Adams is currently President BHP Services. Mr Anderson said: "Mr Adams will bring to the position six years experience as both CEO and Chief Operating Officer of the world's largest integrated titanium metals company. His strategic and financial skills, his understanding of the transport and logistics business and the Company's shared services initiative will contribute real value to BHP's new steel business."

"Mr Adams will lead BHP Steel into its new era as a customer focused business leveraging its competitive strengths in the Australian and Asian flat products markets and its low cost steel making capacity at the highly competitive Port Kembla steelworks."

Following the appointment of Mr Adams to his new position, BHP Services will be reorganised in line with the strategy developed for that organisation over the past 12 months. The group will focus on sourcing best in class global scale service solutions for BHP's businesses.

Attachments: CV for Bob Every and Kirby Adams.

Contact:

MEDIA RELATIONS: Mandy Frostick, Manager Media Relations - Melbourne

Ph: +61 3 9609 4157

Mob: + 61 419 546 245

INVESTOR RELATIONS: Rob Porter, Vice President Investor Relations - Melbourne

Ph: +61 3 9609 3540

Mob: +61 419 587 456

Pierre Hirsch

BHP Investor Relations

San Francisco

Tel: +1 415 774 2030

CV's

EVERY, Robert Lindsay

President BHP Steel 1999

Career

Group General Manager & Chief Executive Officer BHP Steel Products 1997-99; Group General Manager and Chief Operating Officer Coated Steel Division 1997; Group General Manager & Chief Operating Officer International Division, BHP Steel 1996-97; Managing Director Tubemakers of Australia Ltd 1966; Group General Manager Merchandising 1992-96; Group General Manager Development Corporate Office 1991-92; Chief Executive Officer Steel & Tube Holdings Ltd New Zealand 1988-91; General Manager Western Merchandising 1985-88; Manager Technical and Business Development 1984-85; Marketing Manager BTM Tube Products 1983; Project Manager Group Strategic Planning Tubemakers 1982-83; Steelstocks General Manager 1980-82; EMI General Manager Operations 1976-80; ANI National Forge various production, quality control and management positions 1972-76; British Motor Corporation part-time cadet 1964-70.

Directorships

Chairman Steel and Tube Holdings Ltd, New Zealand.

Formerly: Chairman North Star BHP Steel Ltd, BHP Investments Inc; Director BHP Middle East Investments Pty Ltd; Director Tubemakers of Australia Ltd; Chairman Bundy Asia Pacific.

Committees, industry bodies & professional associations

Member Australian Institute of Company Directors; Fellow The Institution of Engineers, Australia; Fellow Australian Academy of Technological Sciences and Engineering.

Personal

Born: 18 June 1945.

Education: Doctor of Philosophy (Metallurgy) 1971; Bachelor of Science (Hons) 1968 University of New South Wales.

Spouse: Sheryl

Children: 2 sons, 2 daughters

Recreation: tennis, golf, jogging.

ADAMS, Kirby C

President BHP Services, 1999

Career

Group General Manager & Chief Executive Officer BHP Service Companies 1997-99; Corporate General Manager Planning & Development 1995-97; President and CEO Titanium Metals Corporation 1988-95; Vice President and Chief Operating Officer Tremont Corporation 1990-95; Chairman Bentonite Mining Corporation 1990-93; Vice President Business Development NL Industries 1987-88; President NL ERCO 1984-86; Region Manager NL Sperry Sun 1983-84; Director of Operational Projects NL Sperry Sun 1982-83; Director of Planning NL Petroleum Services 1981-82; Manager of Planning National Supply Division ARMCO Inc 1979-81.

Committees, industry bodies & professional associations

Former President, Titanium Development Association; Member Young Presidents' Organisation.

Personal

Born: 19 December 1955.

Education: BS Industrial Engineering Auburn University, USA; MBA Darden Graduate School of Business University of Virginia, USA.

Recreation: Skiing, swimming, golf.